UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

OpenTV Corp.

(Name of Issuer)

Class A ordinary shares, no par value

(Title of Class of Securities)

G67543101

(CUSIP Number)

Daniel J. Donoghue

Discovery Group I, LLC

191 North Wacker Drive

Suite 1685

Chicago, Illinois 60606

(312) 265-9600

(Name, Address and Telephone Number of Persons
Authorized to Receive Notices and Communications)

March 27, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G67543101

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Discovery Equity Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Illinois

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power - 0 -

	8.	Shared Voting Power 10,567,654

	9.	Sole Dispositive Power - 0 -

	10.	Shared Dispositive Power 10,567,654

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,567,654

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 9.8%

14.	Type of Reporting Person PN

CUSIP No. G67543101

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Discovery Group I, LLC

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power - 0 -

	8.	Shared Voting Power 12,310,736

	9.	Sole Dispositive Power - 0 -

	10.	Shared Dispositive Power 12,310,736

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,310,736

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 11.4%

14.	Type of Reporting Person OO

CUSIP No. G67543101

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Daniel J. Donoghue

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power - 0 -

	8.	Shared Voting Power 12,310,736

	9.	Sole Dispositive Power - 0 -

	10.	Shared Dispositive Power 12,310,736

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,310,736

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 11.4%

14.	Type of Reporting Person IN

CUSIP No. G67543101

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Michael R. Murphy

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power - 0 -

	8.	Shared Voting Power 12,310,736

	9.	Sole Dispositive Power - 0 -

	10.	Shared Dispositive Power 12,310,736

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,310,736

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 11.4%

14.	Type of Reporting Person IN

Item 1.	Security and Issuer

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) relates to the Class A ordinary shares, no par value (the “Class A Shares”), of OpenTV Corp., a company incorporated in the British Virgin Islands (the “Company”), which has its principal executive offices at 275 Sacramento Street, San Francisco, California 94111.  This Amendment No. 1 amends and supplements, as set forth below, the information contained in items 1, 3, 4 and 5 of the Schedule 13D filed by the Reporting Persons with respect to the Company on December 18, 2008 (as so amended, the “Schedule 13D”).  All capitalized terms used herein but not defined herein have the meanings set forth in the Schedule 13D.  Except as amended by this Amendment No. 1, all information contained in the Schedule 13D is, after reasonable inquiry and to the best of the Reporting Persons’ knowledge and belief, true, complete and correct as of the date of this Amendment No. 1.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is amended to read in its entirety as follows:

The total purchase price for the 12,310,736 Class A Shares beneficially owned by Discovery Group and Messrs. Donoghue and Murphy as of April 2, 2009 was approximately $21,660,242, and the total purchase price for the 10,567,654 Class A Shares beneficially owned by Discovery Equity Partners was approximately $18,542,817.  The source of such funds was the assets of Discovery Equity Partners and another private investment partnership (collectively, the “Partnerships”) over which Discovery Group exercises discretionary investment management authority, including proceeds of margin loans under margin loan facilities maintained in the ordinary course of business by the Partnerships with a broker on customary terms and conditions.  The Partnerships are the legal owner of all of the Class A Shares beneficially owned by Discovery Group and Messrs. Donoghue and Murphy.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is amended and supplemented to add the following:

On March 26, 2009, at the request of Kudelski SA (“Kudelski”), the Reporting Persons met with representatives of Kudelski to discuss Kudelski’s proposal to acquire all of the Class A Shares of the Company not owned by Kudelski and its affiliates for $1.35 per share (the “Proposed Transaction”).  On March 27, 2009, the Reporting Persons made a presentation to the special committee (the “Special Committee”) of the Company’s board of directors (the “Board”) regarding the Reporting Persons’ opposition to the Proposed Transaction.  The Special Committee was appointed by the Board to review the Proposed Transaction.  The Reporting Persons expressed their view that the $1.35 offer in connection with the Proposed Transaction fails to recognize the inherent value of the Company and seeks to take unfair advantage of an artificially low share price.  The Reporting Persons presented data that they believe supports a fair value for the Class A Shares in the range of $2.00 to $2.50 per share, and recommended that the Special Committee reject the Proposed Transaction.  The Reporting Persons also expressed their concerns regarding the independence of the Special Committee and argued that any transaction with Kudelski should be subject to prior approval by a majority of the independent shareholders.  On April 2, 2009, the Reporting Persons sent a letter to the Board strongly urging the Board to reject Kudelski’s bid of $1.35 and encouraging the Special Committee to seek to negotiate a successful transaction at a fair value.  The Reporting Persons believe that, absent a transaction at fair value, the relationship between Kudelski and the Company is destined to be plagued by conflicts-of-interest.  On April 2, 2009, the Reporting Persons also issued a press release further explaining their opposition to the Proposed Transaction.  Copies of the letter sent by the Reporting Persons to the Board, the presentation materials made available to the Special Committee and the press release are attached as Exhibit 4, Exhibit 5 and Exhibit 6, respectively, to this Schedule 13D and are incorporated by reference herein.

The Reporting Persons intend to review and evaluate their investment in the Class A Shares on an ongoing basis and may, depending upon their evaluation of the business and prospects of the Company, or such other considerations as they may deem relevant, determine to increase, decrease, or dispose of their holdings of Class A Shares, or enter into derivative transactions with respect to the Class A Shares.  In connection with their review and evaluation of the Proposed Transaction, the Reporting Persons have held and may in the future hold discussions with other shareholders, the Board of Directors, the Special Committee, management, Kudelski and its affiliates, shareholder services, industry analysts, the press, existing or potential strategic partners, competitors or other interested parties, as well as their respective financial, legal and other advisors, concerning the Proposed Transaction and alternatives thereto and other matters.  The Reporting Persons may also develop, make and negotiate proposals to and with other shareholders, the Board of Directors, the Special Committee, the Company, Kudelski and its affiliates and other interested parties concerning the Proposed Transaction and alternatives thereto, and may enter into agreements in connection with those negotiations and proposals, including confidentiality and/or other agreements.  There is no assurance that the Reporting Persons will develop any plans or proposals with respect to any of the alternatives discussed in this Item 4, and the Reporting Persons reserve the right to change their plans and intentions at any time as they deem appropriate with respect to all matters referred to in this Item 4, including voting in favor of the Proposed Transaction or any alternative thereto.

Except as otherwise described in this Item 4, the Reporting Persons do not have present plans or proposals that relate to or would result in any of the following (although the Reporting Persons reserve the right to develop such plans or proposals or any other plans relating to the Company and to take action with respect thereto): (i) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (ii) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Company or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (iv) any change in the present Board or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (v) any material change in the present capitalization or dividend policy of the Company; (vi) any other material change in the Company’s business or corporate structure; (vii) changes in the Company’s certificate of incorporation, bylaws, or instruments corresponding thereto or other actions that may impede the acquisition of control of the Company by any person; (viii) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (x) any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended to read in its entirety as follows:

The information concerning percentages of ownership set forth below is based upon 107,864,339 Class A Shares outstanding as of February 27, 2009, as reported in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008.

Discovery Equity Partners beneficially owns 10,567,654 Class A Shares as of April 2, 2009, which represents 9.8% of the outstanding Class A Shares.

Discovery Group beneficially owns 12,310,736 Class A Shares as of April 2, 2009, which represents 11.4% of the outstanding Class A Shares.

Mr. Donoghue beneficially owns 12,310,736 Class A Shares as of April 2, 2009, which represents 11.4% of the outstanding Class A Shares.

Mr. Murphy beneficially owns 12,310,736 Class A Shares as of April 2, 2009, which represents 11.4% of the outstanding Class A Shares.

Discovery Group is the sole general partner of Discovery Equity Partners and has sole discretionary investment authority with respect to the other Partnership’s investment in the Class A Shares.  Messrs. Donoghue and Murphy are the managing members of Discovery Group.  As a consequence, Discovery Group and Messrs. Donoghue and Murphy may be deemed to share beneficial ownership of all of the shares of Class A Shares owned by both of the Partnerships, while Discovery Equity Partners shares beneficial ownership with Discovery Group and Messrs. Donoghue and Murphy of only the shares of Class A Shares owned by it.  Messrs. Donoghue and Murphy disclaim beneficial ownership of the reported securities.

The transactions in Class A Shares effected by the Reporting Persons during the past 60 days are set forth in Annex I to this Schedule 13D.

No person other than the Partnerships is known to any Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Class A Shares reported herein.

Item 7.	Material to Be Filed as Exhibits

1.               Joint Filing Agreement, dated as of April 2, 2009, by and among Discovery Equity Partners; Discovery Group; Daniel J. Donoghue; and Michael R. Murphy.

2.               Power of Attorney of Daniel J. Donoghue, dated as of April 28, 2008 (previously filed as Exhibit 2 to the Schedule 13D filed December 18, 2008).

3.               Power of Attorney of Michael R. Murphy, dated as of April 28, 2008 (previously filed as Exhibit 3 to the Schedule 13D filed December 18, 2008).

4.               Letter to the Board of Directors of OpenTV Corp., dated April 2, 2009.

5.               Presentation made to the Special Committee of the Board of Directors of OpenTV Corp. on March 27, 2009.

6.               Discovery Group press release, dated April 2, 2009.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 2, 2009

DISCOVERY GROUP I, LLC,

for itself and as general partner of

DISCOVERY EQUITY PARTNERS, L.P.

By:	Michael R. Murphy*
Name: Michael R. Murphy
Title: Managing Member

Daniel J. Donoghue*
Name: Daniel J. Donoghue

Michael R. Murphy*
Name: Michael R. Murphy

*By:	/s/ Mark Buckley
Name: Mark Buckley
Title: Attorney-in-Fact for Daniel J. Donoghue
Attorney-in-Fact for Michael R. Murphy

ANNEX I

TRANSACTIONS DURING PAST 60 DAYS

The Reporting Persons engaged in the following transactions in Class A Shares of the Company during the past 60 days.  All transactions were open market sales on the NASDAQ Global Market.

Date	Type	Price	Shares
2/4/2009	Sale	$1.35	2,500
2/4/2009	Sale	$1.38	12,700
2/4/2009	Sale	$1.385	300
2/4/2009	Sale	$1.3875	100
2/4/2009	Sale	$1.39	11,300
2/4/2009	Sale	$1.395	400
2/9/2009	Sale	$1.25	700

EXHIBIT INDEX

1.               Joint Filing Agreement, dated as of April 2, 2009, by and among Discovery Equity Partners; Discovery Group; Daniel J. Donoghue; and Michael R. Murphy.

2.               Power of Attorney of Daniel J. Donoghue, dated as of April 28, 2008 (previously filed as Exhibit 2 to the Schedule 13D filed December 18, 2008).

3.               Power of Attorney of Michael R. Murphy, dated as of April 28, 2008 (previously filed as Exhibit 3 to the Schedule 13D filed December 18, 2008).

4.               Letter to the Board of Directors of OpenTV Corp., dated April 2, 2009.

5.               Presentation made to the Special Committee of the Board of Directors of OpenTV Corp. on March 27, 2009.

6.               Discovery Group press release, dated April 2, 2009.